Exhibit 99.1

Oncolytics Biotech® Inc. Announces Appointment of New Chief Medical Officer

-- Andres A. Gutierrez MD, PhD to Lead Development of Late Stage Clinical Program & Registration Strategy --

CALGARY, Nov. 10, 2016 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) today announced the appointment of Andres A. Gutierrez, MD, PhD to the role of Chief Medical Officer.

"Dr. Gutierrez's significant immuno-oncology experience will be transformative to Oncolytics.  His expertise spans a range of indications and drug types that are immediately applicable to his new role and the clinical programs at Oncolytics," said Dr. Matt Coffey, Interim President and CEO of Oncolytics Biotech. "In addition to specific experience with carfilzomib and immuno-checkpoint-inhibitors in the treatment of multiple myeloma and diverse malignancies, respectively, he has extensive experience in the design and implementation of clinical programs, including registration studies, interacting with regulatory bodies globally, and establishing strong relationships with key opinion leaders."

"The addition of Dr. Gutierrez as CMO marks an important step towards establishing a well-articulated clinical plan with a clear registration strategy under Dr. Coffey's leadership," said Wayne Pisano, Chair of the Board of Oncolytics.

"The field of immunotherapy is now at a crossroads, trying to identify the next-generation weapons poised to further enhance the immune system to fight cancer," said Dr. Andres A. Gutierrez, Chief Medical Officer of Oncolytics. "Extending the depth and quality of responses requires better exploiting the interplay and hierarchy of the innate and adaptive immune responses to design more powerful immune therapies.  Oncolytics and its collaborators have shown that REOLYSIN® has both a tumor-priming effect, which can improve the efficacy of other therapeutic agents, including check point inhibitors, and that it can work within a dose range that has a favorable safety profile even when combined with such other therapeutic agents.  This suggests that REOLYSIN® has real potential in combination with other immune-modulators and/or targeted therapies to improve not only the current clinical outcomes but the quality of life for a wide array of cancer patients. It is an exciting time to join Oncolytics and I am very eager to share my experience in drug development in its mission to help patients."

Dr. Gutierrez is board certified in internal medicine and completed a fellowship in medical oncology. Most recently he has held progressively senior clinical development positions designing and implementing both early and later-stage oncology clinical studies at a range of U.S. and European companies including Sellas Life Sciences Group, Bristol-Myers Squibb, Sunesis Pharmaceuticals Inc, Biomarin Pharmaceutical Inc, Proteolix, and Oculus Innovative Sciences. Prior to that, he held a series of academic and consulting positions. Over his 32 year career, he has authored and co-authored more than 90 peer-reviewed publications and abstracts and presented at numerous conferences. He received his MD and a PhD in Biomedical Sciences from the National Autonomous University of Mexico.

Alan Tuchman, MD, MBA, will remain with Oncolytics in his new role of Chief Neuro Oncology Research Officer.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including the impact on Oncolytics and its clinical program of the change in Chief Medical Officer, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

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CO: Oncolytics Biotech Inc.

CNW 06:30e 10-NOV-16